As filed with the Securities and Exchange Commission on February 7, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Exhibit List

1.1       Press release dated February 7, 2005 – Amended covenants and new business plan approved by senior lenders

1.2       Amendment Letter

Release to Dynea International Investors
February 7, 2005

AMENDED COVENANTS AND NEW BUSINESS PLAN APPROVED BY SENIOR LENDERS

Dynea Chemical Oy’s senior lenders have approved Dynea’s business plan for the years 2005 and 2006 and have agreed to amend certain financial covenants for the fourth quarter of 2004 through 2006, based on Dynea’s business plan.

As a result, Dynea Chemicals Oy and Nordkem AS, the borrowers under the senior credit agreement, and the senior lenders agreed certain amendments to the senior credit agreement, including amendments to the financial ratios and the redemption provisions. Additionally, Dynea Oy, the parent company of Dynea International, has committed to inject €22 million of new equity in cash into Dynea International during 2005 and 2006 (€11 million in each of 2005 and 2006).

The complete text of the amendments is available on our web site.

For more information, please contact:

Mr Eero Sihvonen, Vice President, Group Treasurer
Dynea International Oy
Tel. int. +358 10 585 2037, mobile +358 10 385 2037
eero.sihvonen@dynea.com
www.dynea.com

[ON THE LETTERHEAD OF CITIBANK INTERNATIONAL PLC]

Dynea Chemicals Oy
Snellmaninkatu 13
00170 Helsinki
Finland

Attention:        Sari Merinen

December 2004

Dear Sirs

Credit agreement dated 7 August 2000 between Dynea Chemicals Oy, Nordkem AS, Citibank International plc as facility agent and security trustee, Citibank, N.A. as issuing bank, Citigroup Global Markets Limited as lead arranger and the banks referred to therein, as subsequently amended and restated by an amendment and restatement agreement dated 13 February 2004 and as subsequently amended by an amendment letter dated 21 April 2004 (the "Credit Agreement")
We refer to the Credit Agreement. Words and expressions defined in the Credit Agreement shall have the same meaning where used in this letter.
We hereby agree, as Facility Agent, with the prior consent of the Majority Banks in accordance with sub-clause 18.1.1 of Clause 18.1 (Majority Banks) of the Credit Agreement, that the Credit Agreement shall be amended as follows:
in clause 1.1 (Definitions), paragraph (f) of the definition of "EBITDA" shall be deleted and replaced with the following:

"(f)	the proceeds of any Further Equity Injections made after the Effective Date received in such period (other than the proceeds of any Additional Equity Injection referred to in sub-clause 12.3.19 (Additional equity subscription) of Clause 12.3 (Positive undertakings) and received by Issueco in such period) up to an aggregate maximum amount, for the period of 18 months following the Effective Date, of Euro 15 million,"

a new sub-clause 12.3.19 shall be added at the end of Clause 12.3 (Positive undertakings) as follows:

"12.3.19

Additional equity subscription: Dynea shall procure that within 10  Business Days of each of (i) 15 February 2005, (ii) 15 August 2005, (iii)  15 February 2006 and (iv) 15 August 2006 an Additional Equity Injection  is made provided that Dynea shall not be obliged to procure that any  such Additional Equity Injection is made if, on the date such Additional  Equity Injection would otherwise be required, any interest due and  payable in respect of the Senior Subordinated Notes on the immediately  preceding interest payment date in relation to the Senior Subordinated  Notes has not been paid in full.

For the purpose of this sub-clause 12.3.19, "Additional Equity  Injection" means (i) the subscription by Parentco of at least Euro  5,500,000 in cash for new issued share capital in Issueco and the  subscription by Issueco of at least Euro 5,500,000 in cash for new issued  share capital in Dynea or (ii) the distribution of pre-tax income of at least  Euro 5,500,000 in cash by Parentco to Issueco and the distribution of pre-  tax income of at least Euro 5,500,000 in cash by Issueco to Dynea to the  satisfaction of the Facility Agent (acting reasonably) and in compliance with the Act on Group Contribution in Taxation (laki konserniavustuksesta verotuksessa 1249/1986) and any other applicable laws of Finland.";

sub-clause 12.6.1 of Clause 12.6 (Financial undertakings) shall be deleted and replaced with the wording set out in the schedule to this letter; and

a new Clause 17.7 shall be added as follows:

"17.7 Redemption Premium

Dynea shall pay (for the account of the Banks pro rata to their Participations) a redemption premium in respect of any repayment or prepayment under this Agreement (other than pursuant to Clause 8.1 (Illegality)) made after 30 November 2005. The redemption premium will be an amount equal to:

0.50 per cent. of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and

1.50 per cent. of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006,

and in each case shall be payable on the date on which such repayment or prepayment is made.".

We further agree, as Facility Agent, with the prior consent of the Majority Banks in accordance with sub-clause 18.1.1 of Clause 18.1 (Majority Banks) of the Credit Agreement, that compliance with the provisions of clause 4.6.3 of clause 4.6 (Utilisation of Revolving Credit Facility) of the Credit Agreement shall be waived for the Financial Years of Dynea ending 31 December 2005 and 31 December 2006.

Subject to the amendments and waiver set out above the Credit Agreement shall remain in full force and effect in accordance with its terms.
This letter is a Financing Document.
This letter shall be governed by and construed in accordance with English law.
For our benefit, you agree that the courts of England shall have jurisdiction to settle any dispute in connection with this letter and accordingly submit to the non-exclusive jurisdiction of the English courts and waive any defence of inconvenient forum which may be available. This letter may be executed by fax and in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Please sign and return the duplicate of this letter by way of agreement to its terms. Yours faithfully

.............................................
for and on behalf of
Citibank International plc
as Facility Agent

We hereby agree to the terms of the above letter.

.............................................
for and on behalf of
Dynea Chemicals Oy

.............................................
for and on behalf of
Nordkem AS

.............................................
for and on behalf of
Dynea Oy as Term D Lender

SCHEDULE

"12.6.1	Dynea undertakes to ensure that during the Security Period, unless the Facility Agent (acting on the instructions of the Majority Banks) otherwise agrees:
(a) EBITDA to Total Net Interest Costs

the ratio of EBITDA to Total Net Interest Costs for each period referred to in Column A below shall not be less than the ratio set out in Column B below opposite that period:

Column A	Column B
Period	Ratio

12 months to 31 March 2004	1.33:1
12 months to 30 June 2004	1.16:1
12 months to 30 September 2004	1.22:1
12 months to 31 December 2004	1.60:1
12 months to 31 March 2005	1.54:1
12 months to 30 June 2005	1.68:1
12 months to 30 September 2005	1.73:1
12 months to 31 December 2005	1.81:1
12 months to 31 March 2006	1.87:1
12 months to 30 June 2006	1.92:1
12 months to 30 September 2006	1.98:1
12 months to 31 December 2006	2.03:1
Each period of 12 months falling on a	2.60:1
Quarter Date occurring after 31 December
2006;

Total Net Debt to EBITDA

the ratio of Total Net Debt on each Quarter Date set out in Column A below to EBITDA for the period of 12 months ending on such Quarter Date shall not be greater than the ratio set out in Column B below opposite such Quarter Date:

Column A	Column B
Quarter Date	Ratio

31 March 2004	8.42:1
30 June 2004	9.57:1
30 September 2004	9.20:1
31 December 2004	7.20:1
31 March 2005	7.55:1
30 June 2005	6.76:1
30 September 2005	6.53:1
31 December 2005	6.01:1
31 March 2006	5.92:1
30 June 2006	5.56:1
30 September 2006	5.41:1

Column A	Column B
Quarter Date	Ratio

31 December 2006	5.04:1
Each Quarter Date occurring after 31	3.10:1
December 2006;

EBITDA to Total Net Senior Interest Costs

the ratio of EBITDA to Total Net Senior Interest Costs for each period referred to in Column A below shall not be less than the ratio set out in Column B below opposite that period:

Column A	Column B
Period	Ratio

12 months to 31 March 2004	3.91:1
12 months to 30 June 2004	3.56:1
12 months to 30 September 2004	3.70:1
12 months to 31 December 2004	4.94:1
12 months to 31 March 2005	4.40:1
12 months to 30 June 2005	4.60:1
12 months to 30 September 2005	4.70:1
12 months to 31 December 2005	4.90:1
12 months to 31 March 2006	5.00: 1
12 months to 30 June 2006	5.10:1
12 months to 30 September 2006	5.20:1
12 months to 31 December 2006	5.40:1
Each period of 12 months falling on a	5.40:1
Quarter Date occurring after 31
December 2006;

Cashflow to Total Funding Costs

the ratio of Cashflow to Total Funding Costs for each period of 12 months ending on each Quarter Date set out in Column A below shall not be less than the ratio set out opposite such Quarter Date in Column B below:

Column A	Column B
Period	Ratio

31 March 2004	0.95:1
30 June 2004	0.78:1
30 September 2004	0.76:1
31 December 2004	0.90:1
31 March 2005	0.72:1
30 June 2005	0.71:1
30 September 2005	0.78:1
31 December 2005	0.83:1
31 March 2006	0.81:1

Column A	Column B
Period	Ratio

30 June 2006	0.80:1
30 September 2006	0.82:1
31 December 2006	0.78:1
Each Quarter Date falling after 31	1.10:1
December 2006;

Capital Expenditure and Finance Lease Expenditure

no Group Company shall incur any Capital Expenditure or Finance Lease Expenditure if it would result in the aggregate Capital Expenditure and Finance Lease Expenditure incurred by the Group Companies in any period set out in Column A below exceeding the amount set out opposite such period in Column B below (or such other amount as the Majority Banks may, acting in good faith, agree from time to time):

Column A	Column B
Period	Amount (Euro)

Completion to 31 December 2000	55,000,000
12 months to 31 December 2001	47,000,000
12 months to 31 December 2002	48,000,000
12 months to 31 December 2003	50,000,000
12 months to 31 December 2004	51,000,000
12 months to 31 December 2005	51,000,000
12 months to 31 December 2006	51,000,000
12 months to 31 December 2007	51,000,000
12 months to 31 December 2008	51,000,000

provided that in respect of a period listed in Column A above, if the Group incurs Capital Expenditure and Finance Lease Expenditure, in an aggregate amount which is less than the amount set out opposite such period in Column B above (the difference being hereafter referred to as the "Additional Available Expenditure") the amount set out in Column B above opposite the next succeeding period shall be deemed to be increased by the Additional Available Expenditure."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY

/s/ Filip Frankenhaeuser
Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: February 7, 2005